SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Grubb & Ellis AGA U.S. Realty Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

400 South El Camino Real, Suite 1250
San Mateo, CA 94402

Telephone Number (including area code):

(650) 653-5600

Name and address of agent for service of process:

Jay Paul Leupp
Grubb & Ellis AGA U.S. Realty Income Fund
400 South El Camino Real, Suite 1250
San Mateo, CA 94402

With copies of Notices and Communications to:

Roy Walter Adams, Jr, Esq.
Attorney At Law
370 Park Street, Suite 2
Moraga, CA 94556
Check Appropriate Box:
                    Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
                    YES ☑      NO ☐

SIGNATURE
     Pursuant to the requirements of the Investment Company Act of 1940, the sole trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city San Mateo and the state of California on the 19th day of October, 2009.
[SEAL]

GRUBB & ELLIS AGA U.S. REALTY INCOME FUND (REGISTRANT)

By: /s/ Jay P. Leupp
Jay Paul Leupp Sole Trustee

Attest:	/s/ Joseph George Welsh
Joseph George Welsh